

Mail Stop 7010

July 2, 2008

Mr. Samuel Sheng
Chief Financial Officer
Sunway Global Inc.
Daqing Hi-Tech Industry Development Zone
Daqing, Heilongjiang, Post Code 163316
People's Republic of China

> **RE:** **Forms 10-KSB and 10-K/A for the fiscal year ended December 31, 2007**
> **Forms 10-Q and 10-Q/A for the period ended March 31, 2008**
> **File No. 0-27159**

Dear Mr. Sheng:

　　We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. We note you amended your December 31, 2007 Form 10-K and your March 31, 2008 Form 10-Q due to errors in your consolidated financial statements. It does not appear that you filed an Item 4.02 Form 8-K related to these restatements. Please note an Item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in such financial statements. See also Question 1 of our FAQ Current Report on Form 8-K dated November 23, 2004. Please ensure you file an Item 4.02 Form 8-K for these restatements as soon as possible.

<u>Explanatory Note, page 2</u>

3. We note your disclosure that your amended 10-K is being provided as a result of your new auditors having re-audited the prior period financial statements. It appears, however, that you have restated your financial statements for errors affecting both the periods ended December 31, 2007 and December 31, 2006. Please tell us how you considered the following:

   • Whether your Form 10-K/A should have included the financial statement disclosures required by paragraphs 25 and 26 of SFAS 154, as well as a clear description of each individual error that was detected and subsequently corrected;
   • Whether the auditor's opinion should have included an explanatory paragraph making reference to the restatement; and
   • Whether the circumstances which led to the restatement caused you to re-evaluate your previous assessments regarding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of December 31, 2007.

Item 7 - Management's Discussion and Analysis or Plan of Operation, page 23

Critical Accounting Policies, page 27

4. Your reference to your critical accounting policies does not appear to provide the level of detail described by Section IV of SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Your current disclosures refer to the fact that you believe you have critical accounting policies but do not specifically identify which policies are considered critical.   Please show us how you will revise future filings to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

    * Types of assumptions underlying the most significant and subjective estimates;

    * Sensitivity of those estimates to deviations of actual results from management's assumptions; and

    * Circumstances that have resulted in revised assumptions in the past.

Item 8 – Financial Statements and Supplementary Data, page 29

General

5. Please include the disclosures required by paragraphs 16(b) through (d) of SFAS 13 regarding your operating leases. We note your disclosure on page 23 that you have been leasing an office building since May 2007.

6. Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of SFAS 130.

7. Please revise your accounting policy for warranty reserves within footnote 2 to disclose whether your warranty provision is based upon your own historical claim experience or by reference to others in the industry.

Consolidated Balance Sheets, page F-3

8. Given that you had 165,432 shares of Series B convertible preferred stock outstanding at December 31, 2006, please tell us why the Series B convertible preferred stock has no value as of December 31, 2006. In addition, you reflect the issuance of Series B convertible preferred stock as occurring during the year ended December 31, 2007 on your statement of stockholders' equity. Given that this issuance appears to be a component in your reverse merger, you are required to reflect the shares issued as outstanding for all periods presented in a manner similar to a stock split. Please revise or advise.

9. Regarding the classification of your Series A and Series B convertible preferred stock as equity, please tell us what consideration you gave to SFAS 150, SFAS 133 and EITF 00-19. Please also tell us if there are circumstances, other than liquidation of the company, which could require you to redeem the Series A or Series B preferred stock for cash or other assets.

Consolidated Statements of Income and Comprehensive Income, page F-5

10. Based on your statement of income and statement of cash flows for the year ended December 31, 2006, you recorded a loss on disposal of fixed assets outside of operating income. If the fixed assets that were retired or disposed of were not a component of an entity (as defined in paragraph 41 of SFAS 144), the resulting gains and losses should be included in operating income. See paragraph 45 of SFAS 144. Please revise accordingly.

Consolidated Statements of Stockholders' Equity, page F-6

11. The number of common shares outstanding for each period as presented here does not agree to the number of common shares outstanding as presented on the face of your balance sheet. Please show us how you will revise accordingly.

Consolidated Statements of Cash Flows, page F-7

12. We note that you reflected the increase in your restricted cash during the year ended December 31, 2007 as an investing activity cash outflow on your Form 10-KSB and then subsequently changed the cash flow classification to an operating cash outflow when you filed your Form 10-K/A on June 30, 2008 Please help us to more fully understand the nature of the restrictions on your cash, how long these restrictions are in place, and the circumstances under which the cash could be no longer considered restricted. Please also explain how you reached your most recent decision to classify the change in restricted cash as an operating activity.

Note 15 – Series B Convertible Preferred Stock and Associated Warrants, page F-22

13. You disclose on page F-9 that you issued an aggregate of 165,432 shares of Series B convertible preferred stock and warrants to purchase up to 18,686,054 shares of common stock in exchange for $6,700,000 in gross cash proceeds. Please provide us with the computations related to the values assigned to your convertible preferred stock, warrants, and beneficial conversion feature, if any. Note that after determining the relative fair values of your preferred stock and warrants, you should determine the effective conversion price of your convertible preferred stock. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. Then, you can determine the beneficial conversion feature using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example.

14. We note your disclosures on page 26 that you issued warrants to purchase 496,296 shares of common stock at $1.62 per share to Kuhns Brothers, Inc. in connection with the reverse merger transaction. Please revise your filing to clarify whether these warrants are included in the 4,496,644 of Series J warrants issued with Series B Preferred Stock. Please also revise your filing to clarify how you accounted for the warrants issued to Kuhns Brothers, Inc.

Note 16 – Earnings Per Share, page F-23

15. Please disclose how you are treating the Series A and Series B convertible preferred stock and common stock warrants you have issued in computing both your basic and diluted earnings per share. See EITF 03-6 and paragraphs 10-14 of SFAS 128.

Exhibit 31 – Certifications

16. We note that you have made certain modifications to paragraphs 4(c) and 5(a) of your management certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

FORM 10-Q/A FOR THE PERIOD ENDED MARCH 31, 2008

17. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief